Safe Bulkers, Inc.

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco

August 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re: Safe Bulkers, Inc. Registration Statement on Form F-3 (Registration No. 333-281266)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Safe Bulkers, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-281266), as amended, so that the Registration Statement may become effective at 4:00 p.m. (Washington, DC time) on August 16, 2024, or as soon as practicable thereafter.

Very truly yours,

SAFE BULKERS, INC.

By: /s/ Polys Hajioannou

Name: Polys Hajioannou

Title: Chairman and Chief Executive Officer